COMMENTS RECEIVED ON 01/29/2025

FROM DANIEL GREENSPAN

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity SAI Enhanced Core Bond Fund

Fidelity SAI Enhanced Municipal Income Fund

POST-EFFECTIVE AMENDMENT NO. 589

1)

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we confirm if there are any reimbursement or recoupment arrangements and, if there are, requests we add footnotes.

R:

Each fund’s fee table will be updated to add a footnote reflecting a cap on the fund’s total expenses.

2)

Fidelity SAI Enhanced Core Bond Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we tailor risk disclosure to correspond with the specific strategies related to derivatives. The Staff asks that we restate or rephrase to drill down into derivative instruments and include corresponding risk disclosure relative to those types of derivatives.

R:

The derivative instruments listed in the fund’s principal investment strategy and principal investment risk disclosures represent the types of derivatives that the fund may invest in from time to time. We believe the prospectus disclosure in the Fund Summary section appropriately summarizes the fund’s use of derivatives and related risks in accordance with Item 4(b)(1) of Form N-1A.

We note that additional information relating to the fund’s strategies related to derivatives and corresponding risk disclosure for such strategies is disclosed in Principal Investment Strategies and Principal Investment Risks in the Fund Basics – Investment Details section. Moreover, the fund’s Statement of Additional Information contains additional detail about the fund’s derivatives strategies under “Investment Policies and Limitations – Futures, Options, and Swaps.” As a result, we respectfully decline to modify the disclosure.

3)

Fidelity SAI Enhanced Core Bond Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

“To earn additional income for the fund, the Adviser may use a trading strategy that involves selling (or buying) mortgage securities and simultaneously agreeing to purchase (or sell) mortgage securities on a later date at a set price. This trading strategy may increase interest rate exposure and result in an increased portfolio turnover rate which increases transaction costs and may increase taxable gains.”

C:

The Staff requests we add corresponding risk disclosure.

R:

We believe the principal risks associated with this trading strategy are described in “Leverage Risk” under Principal Investment Risks (shown below), and, therefore, the addition of a separate risk factor for this trading strategy would be duplicative. We note that additional information relating to this trading strategy is disclosed in the fund’s Statement of Additional Information contains under “Investment Policies and Limitations – When-Issued and Forward Purchase or Sale Transactions.” Accordingly, we respectfully decline to add disclosure.

“Leverage Risk. Derivatives, forward-settling securities, and short sale transactions involve leverage because they can provide investment exposure in an amount exceeding the initial investment. Leverage can magnify investment risks and cause losses to be realized more quickly. A small change in the underlying asset, instrument, or index can lead to a significant loss. Forward-settling securities and short sale transactions also involve the risk that a security will not be issued, delivered, available for purchase, or paid for when anticipated. An increase in the market price of securities sold short will result in a loss. Government legislation or regulation could affect the use of these transactions and could limit a fund's ability to pursue its investment strategies.”

4)

All funds

“Appendix” (prospectus)

“Additional Index Information”

C:

The Staff requests we specify which index each fund will use for its “appropriate broad-based securities market index.”

R:

Each fund is new and therefore had no historical performance. When historical performance is disclosed, each fund will have prospectus disclosure comparing performance to an “appropriate broad-based securities market index” per instruction 6 to Item 27A(d)(2) of Form N-1A.

5)

Fidelity SAI Enhanced Municipal Income Fund

“Investment Policies and Limitations” (SAI)

C:

The Staff notes that funds that suggest in the name they are tax-exempt must disclose a related fundamental policy.

R:

The fund discloses its fundamental policy to normally invests at least 80% of its assets in municipal securities whose interest is exempt from federal income tax in the prospectus:

“Fundamental Investment Policies

The following is fundamental, that is, subject to change only by shareholder approval:

Fidelity® SAI Enhanced Municipal Income Fund normally invests at least 80% of its assets in municipal securities whose interest is exempt from federal income tax.”

6)

All funds

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

The Staff requests we add “or group of industries” per Section 8(b)(1) of the Investment Company Act.

R:

Section 8(b)(1)(E) under the Investment Company Act of 1940 requires a registrant to disclose its policy with respect to “concentrating investments in a particular industry or group of industries.” Each fund has not identified any industry or group of industries in which it intends to concentrate. Accordingly, we have not modified the disclosure.

Attachment 1

Fidelity SAI Enhanced Core Bond Fund

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

Management fee	0.20%
Distribution and/or Service (12b-1) fees	None
Other expenses	0.04% A
Total annual operating expenses	0.24%
Fee waiver and/or expense reimbursement	0.09% B
Total annual operating expenses after fee waiver and/or expense reimbursement	0.15%

ABased on estimated amounts for the current fiscal year.

BFidelity Management & Research Company LLC (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses (including fees and expenses associated with a wholly owned subsidiary), if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of its average net assets, exceed 0.15% (the Expense Cap). If at any time during the current fiscal year expenses for the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through December 31, 2026. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.

1 year	$15
3 years	$55

Fidelity® SAI Enhanced Municipal Income Fund

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

Management fee	0.20%
Distribution and/or Service (12b-1) fees	None
Other expenses	0.10% A
Total annual operating expenses	0.30%
Fee waiver and/or expense reimbursement	0.15% B
Total annual operating expenses after fee waiver and/or expense reimbursement	0.15%

ABased on estimated amounts for the current fiscal year.

BFidelity Management & Research Company LLC (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses (including fees and expenses associated with a wholly owned subsidiary), if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of its average net assets, exceed 0.15% (the Expense Cap). If at any time during the current fiscal year expenses for the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through October 31, 2026. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.

1 year	$15
3 years	$60